Brookfield

2022

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield Renewable Corporation

Management’s Discussion and Analysis for
the three months ended March 31, 2022
The following Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2022 is provided as of May 6, 2022. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean BEPC and its controlled entities. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. ("BEP", or collectively with its subsidiaries, including our company, "Brookfield Renewable")(NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the "partnership" means Brookfield Renewable and its controlled subsidiaries, excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	3	Part 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	15
Part 2 – Financial Performance Review on Consolidated Information	4	Shares and units outstanding	16
		Contractual obligations	17
		Off-statement of financial position arrangements	17
Part 3 – Additional Consolidated Financial Information	5
Summary consolidated statements of financial position	5	Part 6 – Selected Quarterly Information	18
Related party transactions	5
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	19
Part 4 – Financial Performance Review on Proportionate Information	7
		Part 8 – Presentation to Stakeholders and Performance Measurement	20
Proportionate results for the three months ended March 31	7
Reconciliation of non-IFRS measures	10	Part 9 – Cautionary Statements	23

Part 5 – Liquidity and Capital Resources	13
Available liquidity	13
Dividend policy	13
Borrowings	14
Capital expenditure	15

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("BEPC exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the renewable assets that it owns, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenues	$929	$839
Direct operating costs	(291)	(338)
Management service costs	(52)	(55)
Interest expense	(228)	(220)
Depreciation	(296)	(290)
Remeasurement of BEPC exchangeable and BEPC class B shares	(909)	94
Income tax recovery (expense)	(38)	4
Net loss	$(882)	$(62)
	Average FX rates to USD
	€0.89	0.83
R$	5.23	5.47
COP	3,914	3,553
Variance Analysis For The Three Months Ended March 31, 2022
Revenues totaling $929 million represents an increase of $90 million over the same period in the prior year. Recently acquired and commissioned facilities contributed 426 GWh of generation and $32 million to revenue which was partly offset by recently completed asset sales that reduced generation by 203 GWh and revenue by $20 million. On a same store, constant currency basis, revenue increased by $98 million primarily as we benefited from higher realized prices across most markets on the back of inflation escalation and higher global power prices, partly offset by lower generation in high price markets.
The strengthening of the U.S. dollar relative to the same period in the prior year, primarily against the Euro and Colombian peso, decreased revenues by $20 million, which was partly offset by $13 million favorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $291 million represents a decrease of $47 million over the same period as the benefit from cost saving initiatives across our business, recently completed asset sales and the impact of the Texas winter storm in prior year was partly offset by additional costs from our recently acquired and commissioned facilities.
Management service costs totaling $52 million is generally in-line with the same period in the prior year.
Interest expense totaling $228 million represents an increase of $8 million over the same period in the prior year due to growth in our portfolio.
Remeasurement of BEPC exchangeable shares resulted in a $909 million loss due to the movement in the LP unit price during the period.
Depreciation expense totaling $296 million represents an increase of $6 million over the same period in the prior year due to the growth of our business.
Net loss totaling $882 million represents a decrease of $820 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2022	December 31, 2021
Assets held for sale	$98	$—
Current assets	2,484	2,308
Equity-accounted investments	460	455
Property, plant and equipment, at fair value	38,654	37,915
Total assets	43,073	41,986
Non-recourse borrowings	13,745	13,512
Deferred income tax liabilities	5,232	5,020
BEPC exchangeable shares and class B shares	7,073	6,163
Total equity in net asset	13,880	14,225
Total liabilities and equity	43,073	41,986
	Spot FX rates to USD
	€0.90	0.88
R$	4.74	5.58
COP	3,748	3,981
Assets held for sale
Assets held for sale totaled $98 million as at March 31, 2022 compared to nil as at December 31, 2021. The increase is entirely attributable to the classification of a 36 MW hydroelectric portfolio in Brazil as assets held for sale.
Property, plant and equipment
Property, plant and equipment totaled $38.7 billion as at March 31, 2022 compared to $37.9 billion as at December 31, 2021. The $0.8 billion increase was primarily attributable to our continued investments in the development of power generating assets which increased property, plant and equipment by $0.2 billion and the weakening of the U.S. dollar across most of the currencies which increased property, plant and equipment by $1.0 billion. The increases were partly offset by depreciation expense associated with property, plant and equipment of $0.3 billion and the transfer of $0.1 billion of property, plant and equipment to assets held for sale relating to a 36 MW operating hydroelectric portfolio in Brazil.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Our company sells electricity to Brookfield through a single long-term PPA across our New York hydroelectric facilities.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at an applicable base interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were $0 million funds placed on deposit with the company as at March 31, 2022 (December 31, 2021: nil). The interest expense on the Brookfield revolving credit facility and deposit for the three months ended March 31, 2022 totaled nil (2021: nil).
During the quarter, a subsidiary of the company transferred its power agency agreements related to certain of the partnership’s Canadian assets to Evolugen Trading and Marketing LP (“ETMLP”), a subsidiary of the partnership.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 27 - Related party transactions in the company’s December 31, 2021 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Revenues
Power purchase and revenue agreements	$39	$73

Other income
Interest income	$2	$—

Direct operating costs
Energy purchases(1)	$(4)	$(4)
Energy marketing fee & other services	(5)	(1)
Insurance services(2)	—	(5)
	$(9)	$(10)

Interest expense
Borrowings	$(4)	$—

Other related party services	$(1)	$(1)
Management service agreement	$(52)	$(55)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. The company recognized a gain of $62 million in 2021 associated with agency arrangements which have been excluded from energy purchases. As of April 1, 2021, the agency arrangements were transferred from the partnership to the company.
(2)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements were at or lower than market rates.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations(2)
	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric	3,911	3,787	$266	$235	$179	$159	$131	$118
Wind	521	605	52	66	40	45	33	35
Solar	147	128	39	37	38	27	26	13
Distributed generation, storage & other(1)	158	132	30	31	20	20	15	15
Corporate	—	—	—	—	—	—	(52)	(55)
Total	4,737	4,652	$387	$369	$277	$251	$153	$126
(1)Actual generation includes 59 GWh (2021: 52 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$266	$235
Other income	20	7
Direct operating costs	(107)	(83)
Adjusted EBITDA(1)	179	159
Interest expense	(38)	(36)
Current income taxes	(10)	(5)
Funds From Operations	$131	$118

Generation (GWh) - actual	3,911	3,787
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Hydroelectric business was $131 million versus $118 million in the prior year primarily due to the benefits of higher generation and higher average revenue per MWh in Colombia due to the benefit of inflation indexation, recontracting initiatives, and higher market prices realized on our uncontracted generation. Our hydroelectric business also benefited from a positive ruling to recover historical profits on certain of our hydroelectric facilities in Brazil that operate under service concession arrangements.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$52	$66
Other income	2	4
Direct operating costs	(14)	(25)
Adjusted EBITDA(1)	40	45
Interest expense	(7)	(10)
Funds From Operations	$33	$35

Generation (GWh) - actual	521	605
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Wind business was $33 million versus $35 million in the prior year. Funds From Operations from assets in the United States that were sold in the third quarter of prior year contributed $4 million and 96 GWh in the prior year. On a same store basis, Funds From Operations was higher than prior year primarily due to higher market prices in Spain partly offset by lower average revenue per MWh due primarily to higher market prices realized on generation from our Texas assets during the winter storm that benefited the prior year.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$39	$37
Other income	12	2
Direct operating costs	(13)	(12)
Adjusted EBITDA(1)	38	27
Interest expense	(11)	(14)
Current income taxes	(1)	—
Funds From Operations	$26	$13

Generation (GWh) – actual	147	128
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Solar business was $26 million versus $13 million in the prior year. Contributions from our newly commissioned facilities were $1 million and 36 GWh. On a same store basis, Funds From Operations were higher than prior year primarily due to higher market prices in Spain partly offset by lower resource.
DISTRIBUTED GENERATION, STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Distributed generation, storage & other for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$30	$31
Other income	7	—
Direct operating costs	(17)	(11)
Adjusted EBITDA(1)	20	20
Interest expense	(5)	(5)
Funds From Operations	$15	$15

Generation (GWh) – actual	158	132
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Distributed generation, storage & other business was $15 million in-line with the prior year.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed generation, storage & other	Corporate	Total
Net income (loss)	$100	$(3)	$17	$22	$(1,018)	$(882)
Add back or deduct the following:
Depreciation	127	82	62	25	—	296
Deferred income tax expense (recovery)	(7)	13	(6)	—	—	—
Foreign exchange and financial instrument loss (gain)	52	(2)	(10)	(7)	—	33
Other(1)	6	23	20	3	(2)	50
Dividends on BEPC exchangeable shares(2)	—	—	—	—	55	55
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	909	909
Management service costs	—	—	—	—	52	52
Interest expense(2)	94	29	37	9	4	173
Current income tax expense	36	2	—	—	—	38
Amount attributable to equity accounted investments and non-controlling interests(3)	(229)	(104)	(82)	(32)	—	$(447)
Adjusted EBITDA	$179	$40	$38	$20	$—	$277
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $228 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2021:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Solar	Distributed generation, storage & other	Corporate	Total
Net income (loss)	$141	$(54)	$(36)	$11	$(124)	$(62)
Add back or deduct the following:
Depreciation	107	102	62	19	—	290
Deferred income tax expense (recovery)	3	(6)	4	(2)	(16)	(17)
Foreign exchange and financial instrument loss (gain)	(14)	6	(20)	(5)	(1)	(34)
Other(1)	1	27	27	8	122	185
Dividends on BEPC exchangeable shares(2)	—	—	—	—	52	52
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	(94)	(94)
Management service costs	—	—	—	—	55	55
Interest expense(2)	76	34	41	11	6	168
Current income tax expense	11	1	1	—	—	13
Amount attributable to equity accounted investments and non-controlling interests(3)	(166)	(65)	(52)	(22)	—	$(305)
Adjusted EBITDA	$159	$45	$27	$20	$—	$251
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Total interest expense of $220 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Net loss	$(882)	$(62)
Add back or deduct the following:
Depreciation	296	290
Foreign exchange and financial instruments loss (gain)	33	(34)
Deferred income tax recovery	—	(17)
Other(1)	50	185
Dividends on BEPC exchangeable shares	55	52
Remeasurement of BEPC exchangeable and BEPC class B shares	909	(94)
Amount attributable to equity accounted investments and non-controlling interest(2)	(308)	(194)
Funds From Operations	$153	$126
1.Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
2.Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	March 31, 2022	December 31, 2021
Our company's share of cash and cash equivalents	$172	$136
Authorized credit facilities(1)	2,375	2,375
	2,547	2,511
Available portion of subsidiary credit facilities	177	189
Brookfield Renewable group liquidity on a proportionate basis	1,078	1,369
Available liquidity	$3,802	$4,069
(1)Includes the $1,975 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Asset Management.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ending December 31, 2021. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5% increase in its annual distribution to 1.28 per LP unit, or $0.32 per LP unit quarterly, starting with the distribution paid in March 2022, an increase from $1.22 per LP unit in 2021. This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2022			December 31, 2021
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Proportionate non-recourse borrowings(1)
Hydroelectric	6.1	8	$2,722	4.9	8	$2,720
Wind	3.6	9	710	3.9	9	765
Solar	4.1	13	1,362	3.3	13	1,377
Distributed generation, storage & other	4.1	9	444	3.6	10	461
	5.1	10	5,238	4.2	10	5,323
Proportionate unamortized financing fees, net of unamortized premiums			(23)			(21)
			5,215			5,302
Equity-accounted borrowings			(161)			(161)
Non-controlling interests			8,691			8,371
As per IFRS Statements			$13,745			$13,512
(1)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2022:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Credit facilities	$1	$—	$16	$—	$—	$—	$17
Hydroelectric	37	21	77	272	216	1,293	1,916
Wind	—	67	—	—	—	208	275
Solar	17	67	—	—	—	187	271
Distributed generation, storage & other	—	25	—	152	—	71	248
	55	180	93	424	216	1,759	2,727
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	51	81	68	77	80	433	790
Wind	32	61	63	50	45	184	435
Solar	84	104	75	75	73	679	1,090
Distributed generation, storage & other	18	28	22	15	12	101	196
	185	274	228	217	210	1,397	2,511
Total	$240	$454	$321	$641	$426	$3,156	$5,238
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2022	2021
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$368	$148
Changes in due to or from related parties	4	24
Net change in working capital balances	(120)	120
	252	292
Financing activities	86	(57)
Investing activities	(191)	(277)
Foreign exchange gain (loss) on cash	1	(10)
Increase (decrease) in cash and cash equivalents	$148	$(52)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three months ended March 31, 2022 totaled $368 million compared to $148 million reflecting strong operating performance of our business during the period.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended March 31
(MILLIONS)	2022	2021
Trade receivables and other current assets	$(104)	$(7)
Accounts payable and accrued liabilities	(20)	29
Other assets and liabilities	4	98
	$(120)	$120
Financing Activities
Cash flows provided by financing activities totaled $86 million for the three months ended March 31, 2022. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $193 million of net proceeds from non-recourse upfinancings.
Distributions paid during the three months ended March 31, 2022 to the partnership and to participating non-controlling interest in operating subsidiaries were $165 million (2021: $136 million). Our non-controlling interest contributed capital of $61 million in the three months ended March 31, 2022 (2021: $27 million).
Cash flows used in financing activities totaled $57 million for the three months ended March 31, 2021 as the proceeds raised from non-recourse financings to fund the growth of our business through the investing activities noted below were more than offset by the repayment of borrowings and distribution paid to the partnership and to participating non-controlling interest in operating subsidiaries.
Investing Activities
Cash flows used in investing activities totaled $191 million for the three months ended March 31, 2022. Our continued investment in our property, plant and equipment, including the construction of 1,200 MW solar facility in Brazil, was $168 million for the three months ended March 31, 2022.
Cash flows used in investing activities totaled $277 million for the three months ended March 31, 2021. Our continued investment in our property, plant and equipment, including the construction of a 1,800 MW of shovel-ready solar development projects in Brazil, the purchase of two 20 MW hydroelectric assets in Colombia and the continuing initiative to repower existing wind power projects, was $239 million for the three months ended March 31, 2021.
SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares held by the public shareholders and BEPC class B and BEPC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	March 31, 2022
BEPC exchangeable shares	172,227,065
BEPC class B shares	165
BEPC class C shares	189,600,000
In the three months ended March 31, 2022, our company declared dividends of $55 million (2021: $52 million) on its outstanding BEPC exchangeable shares. Dividends on our BEPC exchangeable shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the three months ended March 31, 2022.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2021, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8.6 million BEPC exchangeable shares, representing 5% of its issued and

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

outstanding BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2022.
As at the date of this report, Brookfield and its affiliates, including the partnership, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including the partnership, hold an approximate 18.5% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2022, letters of credit issued amounted to $748 million (2021: $698 million).
Two direct and indirect wholly-owned subsidiaries of our company fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION RELATED TO THE PARTNERSHIP
As the market price of BEPC exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following historical operational and financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

	2022	2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$1,136	$1,091	$966	$1,019	$1,020	$952	$867	$942
Net loss to Unitholders	(78)	(57)	(115)	(63)	(133)	(120)	(162)	(42)
Basic and diluted loss per LP unit	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)
Funds From Operations	243	214	210	268	242	201	157	232
Funds From Operations per Unit	0.38	0.33	0.33	0.42	0.38	0.31	0.25	0.40
Distribution per LP Unit	0.32	0.30	0.30	0.30	0.30	0.29	0.29	0.29
SUMMARY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2022	2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$929	$905	$806	$817	$839	$746	$724	$764
Net income (loss)	(882)	180	153	659	(62)	(1,632)	(1,297)	15
Net income (loss) attributable to the partnership	(976)	130	214	611	(9)	(1,516)	(1,295)	11

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2021. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on the company’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of our Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1((r))(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed generation, storage & other (pumped storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
The reporting to the CODM was revised during the year to incorporate the energy transition business of our company. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess performance before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our audited annual consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of the group. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of our group’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of the group’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC’s exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our group’s facilities; volatility in supply and demand in the energy markets; our group’s inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our group’s portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our group’s real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to our group; increases in the cost of operating our group’s facilities; our group’s failure to comply with conditions in, or our group’s inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; the unavailability of necessary equipment, including spare parts and components required for project development and significant cost increases relating thereto; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our group’s inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our group’s contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets; our group’s operations being affected by local communities; our group’s reliance on computerized business systems, which could expose our group to cyber-attacks; newly developed technologies in which our group invests not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our group’s inability to finance its operations due to the status of the capital markets; operating and financial restrictions imposed on our groups by its loan, debt and security agreements; changes to our group’s credit ratings; our group’s inability to identify sufficient investment opportunities and complete transactions; changes to our group’s current business, including through future energy transition investments; our group’s inability to complete all or some of its capital recycling initiatives; the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions or acquisitions; our group’s inability to develop

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements our group enters into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; our group does not have control over all of its operations or investments; political instability or changes in government policy; some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks, including the incurrence of legal or other expenses; a decline in the value of our group’s investments in securities, including publicly traded securities of other companies; our group is not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our group’s organizational structure; future sales and issuances of BEP units, preferred units or securities exchangeable for BEP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the BEP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our group’s organizational structure; being deemed an “investment company” under the Investment Company Act of 1940; the effectiveness of our group’s internal controls over financial reporting; our group’s dependence on Brookfield Asset Management and the partnership and Brookfield Asset Management’s significant influence over our group; the departure of some or all of Brookfield Asset Management’s key professionals; our group’s lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in our group; Brookfield Asset Management acting in a way that is not in our group’s best interests or our shareholders; broader impact of climate change; failure of our group’s systems technology; any changes in the market price of the BEP units and BEPC exchangeable shares; the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this report also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income (loss) in Note 4 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2022

Brookfield Renewable Corporation

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